Entergy Louisiana, LLC

$300,000,000
First Mortgage Bonds,
6.50% Series due September 1, 2018

Final Terms and Conditions

August 11, 2008

Issuer:	Entergy Louisiana, LLC

Legal Format:	First Mortgage Bonds (SEC Registered)

Expected Ratings[1]:	Baa1 by Moody's Investors Service A- by Standard & Poor's Ratings Services

Trade Date:	August 11, 2008

Settlement Date (T+5):	August 18, 2008

Principal Amount:	$300,000,000

Coupon:	6.500%

Coupon Payment Dates:	Semi-annually on September 1 and March 1 of each year

First Payment Date:	March 1, 2009

Final Maturity:	September 1, 2018

Call Date & Terms:	Make-whole call at T + 40 bps

UST Benchmark:	4.00% due August 15, 2018

Treasury Price:	99-24+

Treasury Yield:	4.029%

Re-offer Spread:	+248 bps

Re-offer Yield:	6.509%

Issue Price to Public:	99.931%

Joint Book-Running Managers:	KeyBanc Capital Markets Inc.
Lehman Brothers Inc.
Wachovia Capital Markets, LLC

Co-Managers:	Calyon Securities (USA) Inc.
Citigroup Global Markets Inc.
Lazard Capital Markets LLC

CUSIP / ISIN:	29364W AJ7 / US29364WAJ71

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) KeyBanc Capital Markets Inc. toll free at 1-866-227-6479, (ii) Lehman Brothers Inc. toll free at 1-888-603-5847, or (iii) Wachovia Capital Markets, LLC toll free at 1-800-326-5897.